The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.  This preliminary pricing supplement and the accompanying product supplement, index supplement, prospectus supplement and prospectus are not an offer to sell these notes, nor are they soliciting an offer to buy these notes, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 26, 2026

Citigroup Global Markets Holdings Inc.	September -, 2026 Medium-Term Senior Notes, Series N Pricing Supplement No. 2026-USNCH[ ] Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-293732 and 333-293732-02

Autocallable Contingent Coupon Market-Linked Notes Based on the Nasdaq-100 Futures 35% Edge Volatility 6% Decrement™ Index ER Due September 30, 2036

Overview

▪	The notes offered by this pricing supplement are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. The notes offer the potential for periodic contingent coupon payments at the rate specified below. You will receive a contingent coupon payment on a contingent coupon payment date if, and only if, the closing value of the underlying on the immediately preceding valuation date is greater than or equal to the coupon barrier value specified below.
▪	The notes will be automatically called for redemption prior to maturity if the closing value of the underlying on any potential autocall date is greater than or equal to the initial underlying value.
▪	The underlying is highly risky because it may reflect highly leveraged exposure to any decline in the Citi Equity US Tech Large Cap QX Market Tracker Series 4 Index, which we refer to as the “underlying futures index”. The underlying futures index tracks futures contracts on the Nasdaq-100 Index® and is likely to underperform the Nasdaq-100 Index® because of an implicit financing cost. In addition, the underlying is subject to a decrement of 6% per annum, which will be a significant drag on its performance. Each of the underlying and the underlying futures index is published by Citigroup Global Markets Limited, an affiliate of ours. You should carefully review the section “Summary Risk Factors—Summary of Key Risks Relating to the Underlying” in this pricing supplement.
▪	Investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any payments due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Underlying:	The Nasdaq-100 Futures 35% Edge Volatility 6% Decrement™ Index ER
Stated principal amount:	$1,000 per note
Pricing date:	September 28, 2026
Issue date:	September 30, 2026
Contingent coupon payment dates:	The 30th day of each calendar month (or the last day in the case of February), beginning in October 2026, provided that the September 2036 contingent coupon payment date will be the maturity date. Each contingent coupon payment date is subject to postponement to the next succeeding business day if such day is not a business day. In addition, if the valuation date immediately preceding any contingent coupon payment date is postponed, that contingent coupon payment date will be postponed to the third business day following that valuation date as postponed; provided that the contingent coupon payment date with respect to the final valuation date will be the maturity date. No interest will accrue as a result of any delayed payment.
Valuation dates:	With respect to each contingent coupon payment date, the third business day preceding such contingent coupon payment date, which are expected to be October 27, 2026, November 24, 2026, December 24, 2026, January 27, 2027, February 24, 2027, March 24, 2027, April 27, 2027, May 26, 2027, June 25, 2027, July 27, 2027, August 25, 2027, September 27, 2027, October 27, 2027, November 24, 2027, December 27, 2027, January 26, 2028, February 24, 2028, March 27, 2028, April 26, 2028, May 24, 2028, June 27, 2028, July 26, 2028, August 25, 2028, September 27, 2028, October 25, 2028, November 27, 2028, December 27, 2028, January 25, 2029, February 23, 2029, March 27, 2029, April 25, 2029, May 24, 2029, June 27, 2029, July 25, 2029, August 27, 2029, September 26, 2029, October 25, 2029, November 27, 2029, December 26, 2029, January 25, 2030, February 25, 2030, March 27, 2030, April 25, 2030, May 24, 2030, June 26, 2030, July 25, 2030, August 27, 2030, September 25, 2030, October 25, 2030, November 26, 2030, December 24, 2030, January 27, 2031, February 25, 2031, March 26, 2031, April 25, 2031, May 27, 2031, June 25, 2031, July 25, 2031, August 27, 2031, September 25, 2031, October 27, 2031, November 25, 2031, December 24, 2031, January 27, 2032, February 25, 2032, March 24, 2032, April 27, 2032, May 26, 2032, June 25, 2032, July 27, 2032, August 25, 2032, September 27, 2032, October 27, 2032, November 24, 2032, December 27, 2032, January 26, 2033, February 23, 2033, March 25, 2033, April 27, 2033, May 25, 2033, June 27, 2033, July 27, 2033, August 25, 2033, September 27, 2033, October 26, 2033, November 25, 2033, December 27, 2033, January 25, 2034, February 23, 2034, March 27, 2034, April 26, 2034, May 24, 2034, June 27, 2034, July 26, 2034, August 25, 2034, September 27, 2034, October 25, 2034, November 27, 2034, December 27, 2034, January 25, 2035, February 23, 2035, March 27, 2035, April 25, 2035, May 24, 2035, June 27, 2035, July 25, 2035, August 27, 2035, September 26, 2035, October 25, 2035, November 27, 2035, December 26, 2035, January 25, 2036, February 26, 2036, March 26, 2036, April 25, 2036, May 27, 2036, June 25, 2036, July 25, 2036, August 27, 2036 and September 25, 2036 (the “final valuation date”), each subject to postponement if such date is not a scheduled trading day or if a market disruption event occurs
Maturity date:	Unless earlier redeemed, September 30, 2036
Contingent coupon:	On each contingent coupon payment date, unless previously redeemed, the notes will pay a contingent coupon equal to 0.8042% of the stated principal amount of the notes (equivalent to a contingent coupon rate of approximately 9.65% per annum) if and only if the closing value of the underlying on the immediately preceding valuation date is greater than or equal to the coupon barrier value. If the closing value of the underlying on any valuation date is less than the coupon barrier value, you will not receive any contingent coupon payment on the immediately following contingent coupon payment date.
Payment at maturity:	If the notes are not automatically redeemed prior to maturity, you will receive at maturity, for each note you then hold, the stated principal amount plus the final contingent coupon payment, if applicable.
Listing:	The notes will not be listed on any securities exchange
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000.00	$50.00	$950.00
Total:	$	$	$

(Key Terms continued on next page)

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the pricing date will be at least $868.00 per note, which will be less than the issue price.  The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance.  See “Valuation of the Notes” in this pricing supplement.

(2) For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-6.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, index supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying product supplement, index supplement, prospectus supplement and prospectus, which can be accessed via the hyperlinks below:

Product Supplement No. EA-03-11 dated February 25, 2026      Index Supplement No. IS-16-03 dated February 25, 2026
Prospectus Supplement and Prospectus each dated February 25, 2026

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

KEY TERMS (continued)
Automatic early redemption:	If, on any potential autocall date, the closing value of the underlying on that potential autocall date is greater than or equal to the initial underlying value, each note you then hold will be automatically called on that potential autocall date for redemption on the immediately following contingent coupon payment date for an amount in cash equal to $1,000.00 plus the related contingent coupon payment. The automatic early redemption feature may significantly limit your potential return on the notes. If the underlying performs in a way that would otherwise be favorable, the notes are likely to be automatically called for redemption prior to maturity, cutting short your opportunity to receive contingent coupon payments. The notes may be automatically called for redemption as early as the first potential autocall date specified below.
Initial underlying value:	, the closing value of the underlying on the pricing date
Coupon barrier value:	, 75.00% of the initial underlying value
Potential autocall dates:	The valuation dates scheduled to occur on September 27, 2028, October 25, 2028, November 27, 2028, December 27, 2028, January 25, 2029, February 23, 2029, March 27, 2029, April 25, 2029, May 24, 2029, June 27, 2029, July 25, 2029, August 27, 2029, September 26, 2029, October 25, 2029, November 27, 2029, December 26, 2029, January 25, 2030, February 25, 2030, March 27, 2030, April 25, 2030, May 24, 2030, June 26, 2030, July 25, 2030, August 27, 2030, September 25, 2030, October 25, 2030, November 26, 2030, December 24, 2030, January 27, 2031, February 25, 2031, March 26, 2031, April 25, 2031, May 27, 2031, June 25, 2031, July 25, 2031, August 27, 2031, September 25, 2031, October 27, 2031, November 25, 2031, December 24, 2031, January 27, 2032, February 25, 2032, March 24, 2032, April 27, 2032, May 26, 2032, June 25, 2032, July 27, 2032, August 25, 2032, September 27, 2032, October 27, 2032, November 24, 2032, December 27, 2032, January 26, 2033, February 23, 2033, March 25, 2033, April 27, 2033, May 25, 2033, June 27, 2033, July 27, 2033, August 25, 2033, September 27, 2033, October 26, 2033, November 25, 2033, December 27, 2033, January 25, 2034, February 23, 2034, March 27, 2034, April 26, 2034, May 24, 2034, June 27, 2034, July 26, 2034, August 25, 2034, September 27, 2034, October 25, 2034, November 27, 2034, December 27, 2034, January 25, 2035, February 23, 2035, March 27, 2035, April 25, 2035, May 24, 2035, June 27, 2035, July 25, 2035, August 27, 2035, September 26, 2035, October 25, 2035, November 27, 2035, December 26, 2035, January 25, 2036, February 26, 2036, March 26, 2036, April 25, 2036, May 27, 2036, June 25, 2036, July 25, 2036 and August 27, 2036
Underlying return:	On any valuation date, (i) the closing value of the underlying on that valuation date minus the initial underlying value, divided by (ii) the initial underlying value
Paying agent:	Citibank, N.A.
CUSIP / ISIN:	17334CRW6 / US17334CRW63

PS-2

Citigroup Global Markets Holdings Inc.

Additional Information

General.  The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement.  The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, the accompanying product supplement contains important information about how the closing value of the underlying will be determined and about adjustments that may be made to the terms of the notes upon the occurrence of market disruption events and other specified events with respect to the underlying. The accompanying index supplement contains information about the underlying that is not repeated in this pricing supplement.  It is important that you read the accompanying product supplement, index supplement, prospectus supplement and prospectus together with this pricing supplement in deciding whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement or the accompanying index supplement.

Closing value.  The closing value of the underlying is its closing level, as described in the accompanying product supplement.

Summary Description of the Underlying

The underlying is published by Citigroup Global Markets Limited, an affiliate of ours.  The underlying was first published on April 28, 2025, and therefore has a limited performance history.

The underlying tracks exposure to the Citi Equity US Tech Large Cap QX Market Tracker Series 4 Index, which we refer to as the “underlying futures index”, on a volatility-targeted basis, less a decrement of 6% per annum.  The underlying has a volatility target of 35%, which it attempts to achieve by applying leverage to its exposure to the underlying futures index (up to a maximum of 500%) when the implied volatility of the Nasdaq-100 Index® is less than its volatility target, and by reducing its exposure to the underlying futures index below 100% when the implied volatility of the Nasdaq-100 Index® is greater than its volatility target.

The underlying futures index is also published by Citigroup Global Markets Limited and tracks the performance of a hypothetical investment, rolled quarterly, in futures contracts on the Nasdaq-100 Index®.  The Nasdaq-100 Index®, which is published by Nasdaq, Inc. (“Nasdaq”), is designed to measure the performance of the 100 largest non-financial companies listed on The Nasdaq Stock Market.  Because the underlying futures index tracks futures contracts on the Nasdaq-100 Index®, rather than the Nasdaq-100 Index® directly, it is expected to be negatively impacted by an implicit financing cost, which is likely to cause the underlying futures index to underperform the Nasdaq-100 Index®.

The methodology of the underlying is premised on the following key assumptions: (1) that there will be an inverse relationship between performance and volatility, so that the underlying futures index will tend to increase in times of lower volatility and decline in times of higher volatility; (2) that the implied volatility of the Nasdaq-100 Index®, as derived from the market prices of exchange-traded options on the Nasdaq-100 Index® on each weekly rebalancing date, will be an effective predictor of future volatility of the underlying futures index over the next week; and (3) that the volatility target of the underlying will be an effective level of volatility at which to draw the line between leveraged exposure and deleveraged exposure to the underlying futures index.  If these assumptions prove to be consistently correct, then the underlying has the potential to outperform the underlying futures index by participating in increases on a leveraged basis and declines on a deleveraged basis.  There is no guarantee, however, that these assumptions will be proven correct over any given time period.  If any of these assumptions does not prove to be consistently correct, then the underlying may perform poorly as a result of having highly leveraged exposure to the underlying futures index at a time of declines and/or having reduced exposure to the underlying futures index at a time of increases.  The underlying may also be subject to a “decay” effect, which will exacerbate the decline in the underlying that results from having highly leveraged exposure to declines in the underlying futures index, as described in more detail in the accompanying index supplement.

It is important to understand that the underlying provides exposure to the Nasdaq-100 Index® that:

1.	may be leveraged up to 500%, or alternatively may reflect less than 100% participation, in an attempt to maintain its volatility target;

2.	is reduced by an implicit financing cost;

3.	may be subject to a decay effect; and

4.	is reduced by a decrement of 6% per annum.

As a result of these features, the underlying may significantly underperform the Nasdaq-100 Index®.  The underlying is likely to significantly underperform the Nasdaq-100 Index® if it is not consistently successful in increasing exposure to the underlying futures index in advance of increases in the underlying futures index and reducing exposure to the underlying futures index in advance of declines in the underlying futures index.  The underlying may significantly underperform the Nasdaq-100 Index® even if it is consistently successful in these respects because of the implicit financing cost and the decrement, or because the reduced exposure the underlying has to the underlying futures index at a time of a decline may nevertheless reflect significantly greater than 100% participation in the decline of the underlying futures index.

PS-3

Citigroup Global Markets Holdings Inc.

Certain features of the underlying – including the fact that it references the underlying futures index, and not the Nasdaq-100 Index® directly, and the decrement of 6% per annum – are designed to reduce the cost to us and our affiliates of hedging transactions that we intend to enter into in connection with the notes as compared to an otherwise comparable index without these features.  These features will reduce the performance of the underlying as compared to an otherwise comparable index without these features.  The reduced cost of hedging may make it possible for certain terms of the notes to be more favorable to you than would otherwise be the case.  However, there can be no assurance that these more favorable terms will offset the negative effects of these features on the performance of the underlying, and your return on the notes may ultimately be less favorable than it would have been without these more favorable terms but with an index that does not contain these features.

This section contains only a summary description of the underlying and does not describe all of its important features in detail.  Before investing in the notes, you should carefully review the more detailed description of the underlying in the accompanying index supplement , as supplemented by the following updated information relating to the Nasdaq-100 Index®.

Nasdaq recently implemented several changes to the methodology of the Nasdaq-100 Index®, including changes to how market capitalization is determined for purposes of constituent selection and weighting, the introduction of an expedited “Fast Entry” process for certain large companies, the removal of the minimum free float requirement and the introduction of a cap on the share count used to determine the weight of low-float securities. These changes became effective on May 1, 2026 (with certain constituent and rebalancing adjustments first implemented during the June 2026 quarterly review). The information set forth below supersedes the information regarding the Nasdaq-100 Index® included in the accompanying underlying supplement to the extent it is inconsistent.

For purposes of selecting the constituents of the Nasdaq-100 Index®, Nasdaq now uses “Full Market Capitalization.” For companies represented by an American depositary receipt (“ADR”) that serves as a company’s primary global listing (a “Primary ADR”) and for direct (non-ADR) listings, Full Market Capitalization includes both listed and unlisted shares; for companies represented by an ADR where the underlying shares serve as the company’s primary global listing and are listed on a foreign market (a “Non-Primary ADR”), Full Market Capitalization is based on the value of the listed depositary shares only, and foreign-listed underlying shares and unlisted shares are excluded. For purposes of weighting the constituents of the Nasdaq-100 Index®, Nasdaq uses “Modified Market Capitalization,” which takes into account only eligible listed share classes and disregards foreign-listed and unlisted shares.

In addition, there is no longer a minimum free float requirement for inclusion in the Nasdaq-100 Index®, although, for purposes of determining Modified Market Capitalization, each low-float security’s share count is limited to the lesser of (i) its reported Total Shares Outstanding (“TSO”), or listed ADR shares in the case of an ADR, and (ii) three times the number of its free-floating shares or free-floating ADR shares, as applicable. Other than as a direct result of corporate actions, the Nasdaq-100 Index® also no longer implements ad-hoc intra-quarter adjustments to a security’s TSO between scheduled rebalancing events.

The updated methodology also allows newly eligible securities (both initial public offerings and securities that have recently switched to an eligible exchange) to be added to the Nasdaq-100 Index® on an expedited basis through a “Fast Entry” process if their Full Market Capitalization would rank within the top 40 current index constituents and they satisfy the applicable eligibility criteria. A Fast Entry inclusion will not require the removal of another security and may temporarily increase the number of constituents of the Nasdaq-100 Index® above 100.

In addition, the updated methodology provides for quarterly reviews in March, June and September, during which index shares are adjusted for changes in TSO, index shares of low-float securities are adjusted to reflect changes in float, constituents that are ranked outside the top 125 by Full Market Capitalization are removed and, if necessary, replaced, and certain additional companies whose Full Market Capitalization ranks within the top 40 of current index constituents may be added without requiring a corresponding removal. Securities added to the Nasdaq-100 Index® between annual reconstitutions, including through Fast Entry, as intra-quarter replacements or as part of a March, June or September rebalance, will have their initial weights determined using a linear interpolation process based on Modified Market Capitalization ranking.

PS-4

Citigroup Global Markets Holdings Inc.

Hypothetical Examples of Contingent Coupon Payments

The examples below illustrate how to determine whether a contingent coupon will be paid and whether the notes will be automatically called for redemption following a valuation date that is also a potential autocall date. The examples are solely for illustrative purposes, do not show all possible outcomes and are not a prediction of any payment that may be made on the notes.

The examples below are based on the following hypothetical values and do not reflect the actual initial underlying value or coupon barrier value of the underlying. For the actual initial underlying value and coupon barrier value of the underlying, see the cover page of this pricing supplement. We have used these hypothetical values, rather than the actual values, to simplify the calculations and aid understanding of how the notes work. However, you should understand that the actual payments on the notes will be calculated based on the actual initial underlying value and coupon barrier value of the underlying, and not the hypothetical values indicated below. For ease of analysis, figures below have been rounded.

Hypothetical initial underlying value	Hypothetical coupon barrier value
100.00	75.00 (75.00% of the hypothetical initial underlying value)

Hypothetical Examples of Contingent Coupon Payments and any Payment upon Automatic Early Redemption Following a Valuation Date that is also a Potential Autocall Date

The three hypothetical examples below illustrate how to determine whether a contingent coupon will be paid and whether the notes will be automatically redeemed following a hypothetical valuation date that is also a potential autocall date, assuming that the closing value of the underlying on the hypothetical valuation date is as indicated below.

	Hypothetical closing value of the underlying on hypothetical valuation date	Hypothetical payment per $1,000 note on related contingent coupon payment date
Example 1	85 (underlying return = (85 - 100) / 100 = -15%)	$8.042 (contingent coupon is paid; notes not redeemed)
Example 2	45 (underlying return = (45 - 100) / 100 = -55%)	$0.00 (no contingent coupon; notes not redeemed)
Example 3	110 (underlying return = (110 - 100) / 100 = 10%)	$1,008.042 (contingent coupon is paid; notes redeemed)

Example 1: On the hypothetical valuation date, the closing value of the underlying is greater than the coupon barrier value but less than the initial underlying value. As a result, investors in the notes would receive the contingent coupon payment on the related contingent coupon payment date and the notes would not be automatically redeemed.

Example 2: On the hypothetical valuation date, the closing value of the underlying is less than the coupon barrier value. As a result, investors would not receive any payment on the related contingent coupon payment date and the notes would not be automatically redeemed.

Investors in the notes will not receive a contingent coupon on the contingent coupon payment date following a valuation date if the closing value of the underlying on that valuation date is less than the coupon barrier value.

Example 3: On the hypothetical valuation date, the closing value of the underlying is greater than both the coupon barrier value and the initial underlying value. As a result, the notes would be automatically redeemed on the related contingent coupon payment date for an amount in cash equal to $1,000.00 plus the related contingent coupon payment.

If the hypothetical valuation date were not also a potential autocall date, the notes would not be automatically redeemed on the related contingent coupon payment date.

PS-5

Citigroup Global Markets Holdings Inc.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlying. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement and “Risk Factors Relating to the Indices” beginning on page IS-4 in the accompanying index supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

Risks Relating to the Notes

▪	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if you do not receive one or more, or any contingent coupon payments. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return at a market rate. This potential loss in real value terms is significant given the term of the notes. You should carefully consider whether an investment that may provide a return that is lower than the return on alternative investments is appropriate for you.

▪	The notes are riskier than notes with a shorter term. The notes are relatively long-dated. Because the notes are relatively long-dated, many of the risks of the notes are heightened as compared to notes with a shorter term, because you will be subject to those risks for a longer period of time. In addition, the value of a longer-dated note is typically less than the value of an otherwise comparable note with a shorter term.

▪	You will not receive any contingent coupon on the contingent coupon payment date following any valuation date on which the closing value of the underlying is less than the coupon barrier value. A contingent coupon payment will be made on a contingent coupon payment date if and only if the closing value of the underlying on the immediately preceding valuation date is greater than or equal to the coupon barrier value. If the closing value of the underlying on any valuation date is less than the coupon barrier value, you will not receive any contingent coupon payment on the immediately following contingent coupon payment date. If the closing value of the underlying on each valuation date is below the coupon barrier value, you will not receive any contingent coupon payments over the term of the notes.

▪	The notes may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupon payments. On any potential autocall date, the notes will be automatically called for redemption if the closing value of the underlying on that potential autocall date is greater than or equal to the initial underlying value. As a result, if the underlying performs in a way that would otherwise be favorable, the notes are likely to be automatically redeemed, cutting short your opportunity to receive contingent coupon payments. If the notes are automatically redeemed prior to maturity, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk.

▪	The notes do not offer any upside exposure to the underlying. You will not participate in any appreciation in the value of the underlying over the term of the notes. Consequently, your return on the notes will be limited to the contingent coupon payments you receive, if any, and may be significantly less than the return on the underlying over the term of the notes. In addition, as an investor in the notes, you will not receive any dividends or other distributions or have any other rights with respect to the underlying.

▪	The performance of the notes will depend on the closing value of the underlying solely on the valuation dates, which makes the notes particularly sensitive to volatility in the closing value of the underlying on or near the valuation dates. Whether the contingent coupon will be paid on any given contingent coupon payment date and whether the notes will be automatically redeemed prior to maturity will depend on the closing value of the underlying solely on the applicable valuation dates, regardless of the closing value of the underlying on other days during the term of the notes. If the notes are not automatically redeemed prior to maturity, what you receive at maturity will depend solely on the closing value of the underlying on the final valuation date, and not on any other day during the term of the notes. Because the performance of the notes depends on the closing value of the underlying on a limited number of dates, the notes will be particularly sensitive to volatility in the closing value of the underlying on or near the valuation dates. You should understand that the closing value of the underlying has historically been highly volatile.

PS-6

Citigroup Global Markets Holdings Inc.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Sale of the notes prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) any selling concessions or other fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the closing value of the underlying, the dividend yield on the underlying and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion.  As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

PS-7

Citigroup Global Markets Holdings Inc.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the closing value of the underlying, the volatility of the closing value of the underlying, the dividend yield on the underlying, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate, among other factors described under “Risk Factors Relating to the Notes—Risk Factors Relating to All Notes—The value of your notes prior to maturity will fluctuate based on many unpredictable factors” in the accompanying product supplement. Changes in the closing value of the underlying may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	Our offering of the notes is not a recommendation of the underlying. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlying is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the underlying or in instruments related to the underlying, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying. These and other activities of our affiliates may affect the closing value of the underlying in a way that negatively affects the value of and your return on the notes.

▪	The closing value of the underlying may be adversely affected by our or our affiliates’ hedging and other trading activities. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, who may take positions in the underlying or in financial instruments related to the underlying and may adjust such positions during the term of the notes. Our affiliates also take positions in the underlying or in financial instruments related to the underlying on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the closing value of the underlying in a way that negatively affects the value of and your return on the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines.

▪	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates engage in business activities with a wide range of companies. These activities include extending loans, making and facilitating investments, underwriting securities offerings and providing advisory services. These activities could involve or affect the underlying in a way that negatively affects the value of and your return on the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines. In addition, in the course of this business, we or our affiliates may acquire non-public information, which will not be disclosed to you.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur during the term of the notes, such as market disruption events and other events with respect to the underlying, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your return on the notes. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes. See “Risk Factors Relating to the Notes—Risk Factors Relating to All Notes—The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes” in the accompanying product supplement.

Summary of Key Risks Relating to the Underlying

The following is a summary of key risks relating to the underlying. The summary below should be read together with the more detailed risk factors relating to the underlying described in “Risk Factors Relating to the Indices” in the accompanying index supplement. The following discussion of risks should also be read together with the section “Description of the Nasdaq-100 Futures Edge Volatility Indices” in the accompanying index supplement, which defines and further describes a number of the terms and concepts referred to below.

▪	The underlying is highly risky because it may reflect highly leveraged exposure to the underlying futures index and may therefore experience a decline that is many multiples of any decline in the underlying futures index. The underlying tracks exposure to the underlying futures index on a volatility targeted basis, less a decrement of 6% per annum. The underlying has a volatility target, which it attempts to achieve by applying leverage to its exposure to the underlying futures index (up to a maximum of 500%) when the implied volatility of the Nasdaq-100 Index® is less than the volatility target, and by reducing its exposure to the underlying futures index below 100% when the implied volatility of the Nasdaq-100 Index® is greater than the volatility target. It is expected that the implied volatility of the Nasdaq-100 Index® will frequently be less than the volatility target, and therefore it is expected that the underlying will frequently have leveraged (more than 100%) exposure to the underlying futures index. If the underlying futures index declines at a time when the underlying has leveraged exposure to it, the decline in the underlying will be equal to the decline in the underlying futures index multiplied by the leverage (subject to further reduction as a result of the decrement). For example, if the underlying futures index declines by 5% at a time when the underlying has 500% leveraged exposure to the underlying futures index, the underlying will decline by 25% over that time (subject to further reduction as a result of the decrement). This potential for losses on a highly leveraged basis makes the underlying highly risky.

PS-8

Citigroup Global Markets Holdings Inc.

▪	The underlying may realize significant losses if it is not consistently successful in increasing exposure to the underlying futures index in advance of increases in the underlying futures index and reducing exposure to the underlying futures index in advance of declines in the underlying futures index. The underlying methodology is premised on the following key assumptions: (1) that there will be an inverse relationship between performance and volatility, so that the underlying futures index will tend to increase in times of lower volatility and decline in times of higher volatility; (2) that the implied volatility of the Nasdaq-100 Index®, as derived from the market prices of exchange-traded options on the Nasdaq-100 Index® on each weekly rebalancing date, will be an effective predictor of future volatility of the underlying futures index over the next week; and (3) that the underlying’s volatility target will be an effective level of volatility at which to draw the line between leveraged exposure and deleveraged exposure to the underlying futures index. There is no guarantee that these assumptions will be proven correct over any given time period. If any of these assumptions does not prove to be consistently correct, then the underlying may perform poorly as a result of having highly leveraged exposure to the underlying futures index at a time of declines and/or having reduced exposure to the underlying futures index at a time of increases.

▪	The underlying may be adversely affected by a time lag in its volatility targeting mechanism. The underlying resets the leveraged exposure of each sub-index to the underlying futures index on a weekly basis. If the implied volatility of the Nasdaq-100 Index® at the rebalancing time on the rebalancing date for a given sub-index is relatively low, that sub-index will retain relatively high leveraged exposure to the underlying futures index for the next week even if the volatility of the Nasdaq-100 Index® spikes and the underlying futures index declines significantly in value immediately after the rebalancing time on that rebalancing date. That sub-index may consequently have highly leveraged exposure to a week’s worth of declines in the value of the underlying futures index before it has a chance to reset its leverage. In the case of a sudden increase in volatility and a sudden decline in value, multiple sub-indices may have highly leveraged exposure to declines over multiple days, and the underlying may experience poor performance as a result. Conversely, if significant appreciation in the underlying futures index follows closely on a period of high Nasdaq-100 Index® volatility, the time lag may cause the underlying to have low exposure to the underlying futures index when that appreciation occurs. Taken together, these factors may cause the underlying to perform particularly poorly in a temporary market crash – a sudden significant decline that is quickly reversed. In that scenario, the underlying would participate on a highly leveraged basis in the decline and then fail to participate fully in the recovery.

▪	The underlying may be adversely affected by a “decay” effect. If the underlying is not consistently successful in increasing exposure to the underlying futures index in advance of increases in the underlying futures index and reducing exposure to the underlying futures index in advance of declines in the underlying futures index, then the underlying is also expected to be subject to a “decay” effect, which will exacerbate the decline that results from having highly leveraged exposure to declines in the underlying futures index. The decay effect would result from the fact that each sub-index of the underlying resets its leveraged exposure to the underlying futures index on a weekly basis, and would manifest any time the underlying futures index moves in one direction one week and another direction the next. The decay effect would result because resetting leverage after an increase but in advance of a decline would cause the underlying to have increased exposure to that decline, and resetting leverage following a decline but in advance of an increase would cause the underlying to have decreased exposure to that increase. The more this fact pattern repeats, the lower the performance of the underlying would be relative to the performance of the underlying futures index.

▪	The underlying futures index is expected to underperform the Nasdaq-100 Index® because of an implicit financing cost. The underlying futures index is a futures-based index. As a futures-based index, it is expected to reflect not only the performance of its reference index (the Nasdaq-100 Index®), but also the implicit cost of a financed position in that reference index. The cost of this financed position will adversely affect the value of the underlying futures index. Any increase in market interest rates will be expected to further increase this implicit financing cost and will increase the negative effect on the performance of the underlying futures index. Because of this implicit financing cost, the underlying futures index is expected to underperform the total return performance of the Nasdaq-100 Index®. Any leverage applied to the underlying futures index will also be applied to the implicit financing cost.

▪	The underlying may realize significant losses because it may reflect leveraged exposure to the implicit financing cost. If the underlying has leveraged exposure to the underlying futures index, the implicit financing cost will be amplified by the leverage. Even during a time when the Nasdaq-100 Index® does not decline, the underlying may realize significant losses if it has leveraged exposure to the underlying futures index because of a leveraged exposure to the implicit financing cost.

▪	The closing value of the underlying futures index is based on the fixing price of its reference futures contract, rather than the settlement price. The value of the underlying is determined by the closing value of the underlying futures index, which is based on the fixing price of its reference futures contract rather than the settlement price of such contract. Although the fixing price of the reference futures contract is expected to be similar to the settlement price of such contract, they may vary. Therefore, the value of the underlying may be different, and may be less than, the value of the underlying if the closing price were determined by reference to the settlement price of the reference futures contract.

▪	The performance of the underlying will be reduced by a decrement of 6% per annum. The underlying is a decrement index, which means that the value of each sub-index of the underlying will be reduced at a rate of 6% per annum. The decrement will be a significant drag on the performance of the underlying, potentially offsetting positive returns that would otherwise result from the underlying methodology, exacerbating negative returns of the underlying methodology and causing the level of the underlying to decline steadily if the return of the underlying methodology would otherwise be relatively flat. The underlying will not appreciate unless the return of the underlying methodology is sufficient to offset the negative effects of the decrement, and then only to the

PS-9

Citigroup Global Markets Holdings Inc.

extent that the return of the underlying methodology is greater than the decrement.  As a result of the decrement, the level of the underlying may decline even if the return of the underlying methodology would otherwise have been positive.

▪	The decrement of 6% per annum may reduce the annual return of the underlying by more (and possibly significantly more) than 6%. The decrement is deducted from the value of each sub-index of the underlying at a rate of 6% per annum. Higher levels of the underlying over any given period will therefore result in larger deductions. Moreover, while the decrement will reduce the level of the underlying at a rate equal to 6% per annum, the effect of the decrement on the return of the underlying over an annual period is likely to be greater, and may be significantly greater, than 6% if the level of the underlying has appreciated over that annual period. For example, if the level of the underlying before giving effect to the decrement were to increase from 100 to 150 over an annual period, the level of the underlying after giving effect to the decrement might be 141, which is 6% less than 150. In this scenario, the return of the underlying before giving effect to the decrement would have been 50%, while the return of the underlying after giving effect to the decrement would have been 41% -- resulting in a return of the underlying over this annual period that is 9% lower than it would have been before giving effect to the decrement. This example is not intended to be a prediction of the performance of the underlying over any given period – it is solely intended to illustrate how the impact of the decrement on the return of the underlying may be significantly greater than 6% per annum. These effects will be even greater over periods longer than one year.

▪	The underlying may not fully participate in any appreciation of the underlying futures index. At any time when the implied volatility of the Nasdaq-100 Index® is greater than the volatility target, the underlying will have less than 100% exposure to the underlying futures index and therefore will not fully participate in any appreciation of the underlying futures index. For example, if the underlying has 50% exposure to the underlying futures index at a time when the underlying futures index appreciates by 5%, the underlying would appreciate by only 2.5% (before giving effect to the decrement). The decrement is deducted daily at a rate of 6% per annum even when the underlying has less than 100% exposure to the underlying futures index.

▪	The underlying may perform less favorably than it would if its volatility targeting mechanism were based on an alternative volatility measure, such as actual realized volatility, rather than implied volatility. The underlying attempts to achieve its volatility target by adjusting its exposure to the underlying futures index based on the implied volatility of the Nasdaq-100 Index®. Implied volatility represents market expectations of future volatility as derived from the price of exchange-traded options on the Nasdaq-100 Index®. Market expectations of future volatility may not accurately forecast future volatility. Accordingly, relying on implied volatility may cause the underlying to be less successful in maintaining its volatility target than it would have been if it had relied instead on an alternative measure of volatility, such as actual realized volatility. As a result, the underlying may have lower participation in underlying futures index increases, and greater participation in underlying futures index declines, resulting in less favorable overall underlying performance, than it would have had if another measure of volatility had been used.

▪	The underlying may significantly underperform the Nasdaq-100 Index®. It is important to understand that the underlying provides exposure to the Nasdaq-100 Index® that: (1) may be leveraged up to 500%, or alternatively may reflect less than 100% participation; (2) is reduced by an implicit financing cost; (3) may be subject to a decay effect; and (4) is reduced by a decrement of 6% per annum. As a result of these features, the underlying may significantly underperform the Nasdaq-100 Index®. The underlying is likely to significantly underperform the Nasdaq-100 Index® if it is not consistently successful in increasing exposure to the underlying futures index in advance of increases in the underlying futures index and reducing exposure to the underlying futures index in advance of declines in the underlying futures index. The underlying may significantly underperform the Nasdaq-100 even if it is consistently successful in these respects because of the implicit financing cost and the decrement, or because the reduced exposure the underlying has to the underlying futures index at a time of a decline may nevertheless reflect significantly greater than 100% participation in the decline of the underlying futures index.

▪	The underlying has limited actual performance information. The underlying launched on April 28, 2025. Accordingly, the underlying has limited actual performance data. Because the underlying is of recent origin with limited performance history, an investment linked to the underlying may involve a greater risk than an investment linked to one or more indices with an established record of performance. A longer history of actual performance may have provided more reliable information on which to assess the validity of the underlying’s methodology. However, any historical performance of the underlying is not an indication of how the underlying will perform in the future.

▪	Hypothetical back-tested underlying performance information is subject to significant limitations. All information regarding the performance of the underlying prior to April 28, 2025 is hypothetical and back-tested, as the underlying did not exist prior to that time. It is important to understand that hypothetical back-tested underlying performance information is subject to significant limitations, in addition to the fact that past performance is never a guarantee of future performance. In particular:

o	Citigroup Global Markets Limited developed the rules of the underlying with the benefit of hindsight—that is, with the benefit of being able to evaluate how the underlying rules would have caused the underlying to perform had it existed during the hypothetical back-tested period. The fact that the underlying generally appreciated over any portion of the hypothetical back-tested period may not therefore be an accurate or reliable indication of any fundamental aspect of the underlying methodology.

o	The hypothetical back-tested performance of the underlying might look different if it covered a different historical period. The market conditions that existed during the historical period covered by the hypothetical back-tested underlying performance information are not necessarily representative of the market conditions that will exist in the future.

PS-10

Citigroup Global Markets Holdings Inc.

o	NDXP options were not published for each weekday prior to August 8, 2022, and NDXP options were not published at all prior to February 2, 2018. As a result, the calculation of the hypothetical back-tested values of the underlying prior to August 8, 2022 differs from the calculation of the underlying today. The hypothetical back-tested performance of the underlying prior to August 8, 2022 may therefore differ from how the underlying would have performed if NDXP options had been available with expirations on every weekday, as they are now.

It is impossible to predict whether the underlying will rise or fall. The actual future performance of the underlying may bear no relation to the historical or hypothetical back-tested levels of the underlying.

▪	The index administrator and index calculation agent of the underlying, which is our affiliate, may exercise judgments under certain circumstances in the calculation of the underlying. Although the underlying is rules-based, there are certain circumstances under which the index administrator or index calculation agent may be required to exercise judgment in calculating the underlying. In exercising these judgments, the index administrator’s status as our affiliate may cause its interests to be adverse to yours. The index administrator and index calculation agent are not your fiduciaries and are not obligated to take your interests into account in calculating the underlying. Any actions taken by the index administrator or index calculation agent in calculating the level of the underlying could adversely affect the performance of the underlying.

Citigroup Global Markets Limited may be required to make similar types of judgments in its capacity as index administrator and calculation agent for the underlying futures index.

▪	Changes that affect the Nasdaq-100 Index®, futures contracts on the Nasdaq-100 Index®, the Cboe Implied Volatility Indices or NDXP options may adversely affect the performance of the underlying. The sponsor of the Nasdaq-100 Index® or the Cboe Implied Volatility Indices may at any time make methodological changes or other changes in the manner in which one or more of those indices is calculated that could affect the value of the Nasdaq-100 Index® or the Cboe Implied Volatility Indices, as the case may be. The CME, on which the futures contracts tracked by the underlying futures index trade, and the Nasdaq options exchanges, on which the NDXP options used to calculate the Cboe Implied Volatility Indices trade, may at any time change the terms of those contracts or options or make other changes that could affect their value. We are not affiliated with Nasdaq or Cboe and, accordingly, we have no control over any such changes they may make. Such changes could adversely affect the performance of the underlying and the value of and your return on notes linked to the underlying.

PS-11

Citigroup Global Markets Holdings Inc.

Additional Terms of the Notes

Market disruption events. For purposes of determining whether a market disruption event occurs with respect to the underlying, each reference to the “Underlying Index” in the section “Description of the Notes—Certain Additional Terms for Notes Linked to an Underlying Index—Consequences of a Market Disruption Event; Postponement of a Valuation Date” in the accompanying product supplement shall be deemed replaced with a reference to the “Underlying Index, the Citi Equity US Tech Large Cap QX Market Tracker Series 4 Index or the Nasdaq-100 Index®”.  References in the section “Description of the Notes—Certain Additional Terms for Notes Linked to an Underlying Index—Consequences of a Market Disruption Event; Postponement of a Valuation Date” in the accompanying product supplement to the securities comprising an Underlying Index shall be deemed to include futures contracts comprising an Underlying Index.

PS-12

Citigroup Global Markets Holdings Inc.

Hypothetical Back-Tested and Historical Performance Information About the Underlying

Hypothetical Back-tested and Historical Performance Information

This section contains hypothetical back-tested performance information for the underlying calculated by Citigroup Global Markets Limited.  All underlying performance information prior to April 28, 2025 is hypothetical and back-tested, as the underlying did not exist prior to that date.  Hypothetical back-tested performance information is subject to significant limitations.  The sponsor of the underlying developed the rules of the underlying with the benefit of hindsight—that is, with the benefit of being able to evaluate how the rules would have caused the underlying to perform had it existed during the hypothetical back-tested period.  The fact that the underlying appreciated at any time during the hypothetical back-tested period may not therefore be an accurate or reliable indication of any fundamental aspect of the index methodology.  Furthermore, the hypothetical back-tested performance of the underlying might look different if it covered a different historical period.  The market conditions that existed during the hypothetical back-tested period may not be representative of market conditions that will exist in the future.

The hypothetical back-tested performance information has been calculated by Citigroup Global Markets Limited, in its capacity as index administrator, by applying the methodology substantially as described in the accompanying index supplement to the actual and hypothetical back-tested values of the underlying futures index and utilizing the actual and hypothetical back-tested values of the Cboe Implied Volatility Indices during the back-tested period.  The underlying futures index was first published on January 24, 2025, and the Cboe Implied Volatility Indices were first published on March 24, 2025.  All values of the underlying futures index and the Cboe Implied Volatility Indices prior to the dates of their initial publication and utilized in the calculation of the hypothetical back-tested performance of the underlying are themselves hypothetical and back-tested.

Citigroup Global Markets Limited, as index administrator of the underlying futures index, calculated the hypothetical back-tested values of the underlying futures index by applying the methodology substantially as described in the accompanying index supplement to the actual published prices of the futures contracts tracked by the underlying futures index during the period prior to its initial publication.

Cboe, as publisher of the Cboe Implied Volatility Indices, calculated the hypothetical back-tested values of the Cboe Implied Volatility Indices by applying the methodology substantially as described in the accompanying index supplement to the actual published prices of NDXP options during the back-tested period, except that:

•	NDXP options have been available for any weekday only since February 2, 2018. Prior to that time, hypothetical back-tested values of the Cboe Implied Volatility Indices have been calculated by treating AM-settled NDX option contracts as PM-settled.

•	NDXP options have traded on every weekday only since August 8, 2022. Prior to that time, the implied volatility for the one-week period ending on a weekday for which no NDXP option was then traded was calculated by interpolating between the NDXP options expiring immediately before and immediately after that weekday.

For these reasons, the hypothetical back-tested performance of the underlying prior to August 8, 2022 may differ from how the underlying would have performed if NDXP options had been available with expirations on every weekday, as they are now.

It is impossible to predict whether the underlying will rise or fall.  By providing hypothetical back-tested and historical performance information in connection with the notes, we are not representing that the underlying is likely to achieve gains or losses similar to those shown.  In fact, there are frequently sharp differences between hypothetical performance results and the actual results subsequently achieved by any particular investment.  One of the limitations of hypothetical performance information is that it did not involve financial risk and cannot account for all factors that would affect actual performance. The actual future performance of the underlying may bear no relation to the hypothetical or historical back-tested performance of the underlying.

Historical Information

The closing value of the underlying on August 21, 2026 was 1,731.221. The graph below shows the hypothetical back-tested closing values of the underlying for the period from January 4, 2016 to April 25, 2025, and historical closing values of the underlying for the period April 28, 2025 to August 21, 2026.  All data to the left of the vertical red line in the graph below are hypothetical and back-tested.  We obtained the closing values from Bloomberg L.P., without independent verification.  You should not take the hypothetical back-tested and historical values of the underlying as an indication of future performance.

PS-13

Citigroup Global Markets Holdings Inc.

Nasdaq-100 Futures 35% Edge Volatility 6% Decrement™ Index ER – Hypothetical Back-Tested and Historical Closing Values January 4, 2016 to August 21, 2026

Comparison of Hypothetical Back-Tested and Historical Nasdaq-100 Futures 35% Edge Volatility 6% Decrement™ Index ER Performance Against Historical Nasdaq-100 Index® Performance

The following graphs set forth a comparison of the hypothetical back-tested and historical performance of the underlying against the historical performance of the Nasdaq-100 Index®.  The first graph shows comparative performance data for the period from January 4, 2016 through August 21, 2026, each normalized to have a closing value of 100.00 on January 4, 2016 to facilitate a comparison.  The second graph shows comparative performance data for the period from January 3, 2022 through August 21, 2026, each normalized to have a closing value of 100.00 on January 3, 2022 to facilitate a comparison.  The performance of the Nasdaq-100 Index® shown below is its price return performance – i.e., its performance without reflecting dividends. The total return performance of the Nasdaq-100 Index® (i.e., its performance reflecting dividends) would be greater than the price return performance shown below.

All underlying performance information prior to April 28, 2025 is hypothetical and back-tested, as the underlying did not exist prior to that date.  Hypothetical back-tested performance information is subject to the significant limitations described above.

January 4, 2016 to August 21, 2026

PS-14

Citigroup Global Markets Holdings Inc.

January 3, 2022 to August 21, 2026

PAST PERFORMANCE OF THE UNDERLYING AND RELATIVE PERFORMANCE BETWEEN THE UNDERLYING AND THE NASDAQ-100 INDEX® ARE NOT INDICATIVE OF FUTURE PERFORMANCE OR RELATIVE PERFORMANCE

Using the hypothetical back-tested and historical performance information from the graphs above, the table below shows the annualized (annually compounded) performance of the underlying as compared to the Nasdaq-100 Index® for the last year, the last three years and the last five years, each as of August 21, 2026.

	Nasdaq-100 Futures 35% Edge Volatility 6% Decrement™ Index ER	Nasdaq-100 Index®
Last 1 Year	20.65%	26.64%
Last 3 Years	17.66%	25.17%
Last 5 Years	6.33%	14.18%

Comparison of Historical Underlying Futures Index Performance Against Historical Nasdaq-100 Index® Performance

The following graph sets forth a comparison of the hypothetical back-tested and historical performance of the underlying futures index against the historical performance of the Nasdaq-100 Index® to illustrate the implicit financing cost reflected in the performance of the underlying futures index.  The graph below shows comparative performance data for the period from January 4, 2016 through August 21, 2026, each normalized to have a closing value of 100.00 on January 4, 2016 to facilitate a comparison.  The performance of the Nasdaq-100 Index® shown below is its price return performance – i.e., its performance without reflecting dividends. The total return performance of the Nasdaq-100 Index® (i.e., its performance reflecting dividends) would be greater than the price return performance shown below.

All underlying futures index performance information prior to January 24, 2025 is hypothetical and back-tested as the underlying futures index did not exist prior to that time.  Hypothetical back-tested performance information is subject to the significant limitations described above.

PS-15

Citigroup Global Markets Holdings Inc.

January 4, 2016 to August 21, 2026

PAST PERFORMANCE OF THE UNDERLYING FUTURES INDEX AND RELATIVE PERFORMANCE BETWEEN THE UNDERLYING FUTURES INDEX AND THE NASDAQ-100 INDEX® ARE NOT INDICATIVE OF FUTURE PERFORMANCE OR RELATIVE PERFORMANCE

Using the hypothetical back-tested and historical performance information from the graph above, the table below shows the annualized (annually compounded) performance of the underlying futures index as compared to the Nasdaq-100 Index® for the last year, the last three years and the last five years, each as of August 21, 2026.

	Citi Equity US Tech Large Cap QX Market Tracker Series 4 Index	Nasdaq-100 Index®
Last 1 Year	21.87%	26.64%
Last 3 Years	19.57%	25.17%
Last 5 Years	10.27%	14.18%

PS-16

Citigroup Global Markets Holdings Inc.

United States Federal Tax Considerations

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt for U.S. federal income tax purposes. Based on market conditions as of the pricing date, the notes will be treated either as "variable rate debt instruments" or "contingent payment debt instruments" for U.S. federal income tax purposes. The Final Pricing Supplement will give further information as to which treatment applies to the notes.

If the notes are treated as variable rate debt instruments, stated interest on the notes will be taxable to a U.S. Holder (as defined in the accompanying product supplement) as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of tax accounting. Upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued interest, which will be treated as a payment of interest) and the holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will generally equal the purchase price paid to acquire the note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the note for more than one year at the time of disposition.

If the notes are treated as contingent payment debt instruments, (i) a U.S. Holder will be required to recognize interest income based on our “comparable yield” for a similar non-contingent debt instrument and a “projected payment schedule” in respect of the notes, adjusted each year to take account for the difference between the actual and the projected payments in that year, and (ii) gain with respect to a note will be treated as ordinary income.

Non-U.S. Holders. Subject to the discussions below regarding Section 871(m) and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange, redemption or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“Underlying Securities”) or indices that include Underlying Securities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations. However, the regulations, as modified by an Internal Revenue Service (“IRS”) notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our tax counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any Underlying Security and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the pricing date for the notes, and it is possible that the notes will be subject to withholding under Section 871(m) based on the circumstances as of that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Citigroup Global Markets Holdings Inc.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $50.00 for each note sold in this offering. From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI a fixed selling concession of $50.00 for each note they sell. For the avoidance of doubt, any fees or selling concessions described in this pricing supplement will not be rebated if the notes are automatically redeemed prior to maturity.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models.  As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the notes will be on the pricing date because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the pricing date.

For a period of approximately twelve months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the twelve-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time.  See “Summary Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

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